Mail Stop 3561

December 9, 2008

By U.S. Mail and facsimile to (504) 576-2187

Theodore H. Bunting
Senior Vice President and Chief Accounting Officer
Entergy Services, Inc.
P.O. Box 61000
New Orleans, LA 70161

> **Re:** **Entergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2008**
> **Form 10-Q for Period Ended March 31, 2008**
> **Filed May 9, 2008**
> **Form 10-Q for Period Ended June 30, 2008**
> **Filed August 7, 2008**
> **Form 10-Q for the Period Ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 001-11299**

Dear Mr. Bunting:

We have reviewed your response letter dated November 18, 2008 and have the following additional comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K For Fiscal Year Ended December 31, 2007

Management's Financial Discussion and Analysis, page 5

1. We note your response to comment one in our letter dated November 7, 2008. Please provide the clarification of the section headings you are proposing, as you confirmed you would provide in your response to our letter dated September 29, 2008. In addition, please tell us whether the disclosure you have provided from the Third Quarter 2008 Form 10-Q will be the type of disclosure you will provide in your 2009 Form 10-K.

Form 10-Q for the Period Ended September 30, 2008

2. We note that a number of the Sections 302 and 906 certifications for your Form 10-Q for the period ending September 30, 2008 were signed by your chief accounting officer. Please amend this 10-Q to revise the Sections 302 and 906 certifications so they are provided by your chief financial officer or tell us why it is inappropriate to do so.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director